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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

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                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                 DSI TOYS, INC.
                           (Name of Subject Company)

                                 DSI TOYS, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  232968 10 7
                     (CUSIP Number of Class of Securities)

                                  M. D. DAVIS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 DSI TOYS, INC.
                     1100 WEST SAM HOUSTON PARKWAY (NORTH)
                                    SUITE A
                              HOUSTON, TEXAS 77043
                                 (713) 365-9900
          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                                 MIKE BENGTSON
                                  MARK GUNNIN
                            THOMPSON & KNIGHT, P.C.
                            98 SAN JACINTO BOULEVARD
                                   SUITE 1200
                              AUSTIN, TEXAS 78701
                                 (512) 469-6100

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is DSI Toys, Inc., a Texas corporation (the "Company"), and the address of the principal executive offices of the Company is 1100 West Sam Houston Parkway (North), Suite A, Houston, Texas 77043. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 21, 1999 (the "Schedule 14D-1") of MVII, LLC, a limited liability company formed under the laws of the State of California (the "Purchaser"), to purchase up to 1,600,000 of the outstanding shares of common stock, par value $.01 per share (the "Common Stock" or "Shares"), at a price of $4.38 per share, net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1999 (the "Offer to Purchase") and the related Letters of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Bidders named in the Schedule 14D-1 are MVII, LLC and E. Thomas Martin, the address for both of which is specified therein as 654 Osos Street, San Luis Obispo, California 93401. The Offer is being made pursuant to that certain Stock Purchase and Sale Agreement dated as of April 15, 1999 (the "Stock Purchase Agreement") between the Company and the Purchaser. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least 1,600,000 shares (the "Minimum Tender Condition"), the receipt of certain regulatory approvals and the satisfaction of certain other terms and conditions.

     According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser is 654 Osos Street, San Luis Obispo, California 93401.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) (i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in Exhibit 1 hereto and incorporated herein by reference. Except as described herein (including in the exhibits hereto), to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser or the Purchaser's executive officers, directors or affiliates.

          (ii) Stock Purchase and Sale Agreement.

     The following is a summary of certain portions of the Stock Purchase Agreement. The summary is qualified in its entirety by reference to the Stock Purchase Agreement which has been incorporated by reference and a copy of which has been filed with the Commission as Exhibit 2 to this Statement. Capitalized terms not otherwise defined below shall have the meaning set forth in the Stock Purchase Agreement.

     The Common Stock Acquisitions. The Company has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Company, an aggregate of 2,358,491 shares (subject to upward adjustments not to exceed in the aggregate 140,000 shares) for an aggregate purchase price of $5,000,000, in two separate sales transactions of 566,038 shares (the "Initial Funding Shares") and 1,792,453 shares (subject to upward adjustments not to exceed in the aggregate 140,000 shares) (the "Second Funding Shares"), respectively. The closing of the sale of the Initial Funding Shares (the "Initial Closing") was consummated concurrently with the execution of the Stock Purchase Agreement on April 15, 1999. Simultaneously with the Initial Closing, the Company, the Purchaser, certain management shareholders of the Company and a limited partnership controlled by a management shareholder of the Company (the "Management Shareholders") entered into the
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Shareholders' and Voting Agreement and the Registration Rights Agreement, each dated April 15, 1999, and the Purchaser and the Management Shareholders entered into the Side Letter Agreements dated April 15, 1999.

     The upward adjustments to the number of Second Funding Shares are not to exceed in the aggregate 140,000 shares and are dependent upon two issues: (i) the Company meeting certain working capital requirements as of the date of the closing of the sale of the Second Funding Shares (the "Second Closing"), and
(ii) the consummation of certain transactions resolving a dispute with the estate of the Company's former controlling shareholder. The Stock Purchase Agreement provides that, if as of the date of the Second Closing, the working capital of the Company is less than $1,000,000, then the number of Second Funding Shares shall be increased by the excess of $1,000,000 over such amount of working capital, based upon a per Share price of $2.00, not to exceed 40,000 shares in the aggregate. The Stock Purchase Agreement further provides that if the Company and the Management Shareholders shall not have consummated a transaction with all necessary parties to resolve any disputes with the estate of the Company's former controlling shareholder and related parties on or prior to June 30, 1999, then the Company shall issue to the Purchaser an additional 100,000 shares on the date of the Second Closing or on July 1, 1999, if the Second Closing occurs prior to June 30, 1999.

     The Second Closing is to occur on or before July 1, 1999, or such date as the Company and the Purchaser shall agree in writing. The Second Closing is conditioned upon the consummation of the Offer, it being the understanding of the parties that the Second Closing shall occur simultaneously with the consummation of the Offer. The conditions to the Second Closing also include:
(i) the prior approval of the Company's shareholders, at a shareholder's meeting to be called by the Company (the "Shareholders Meeting"), of the sale of the Second Funding Shares; (ii) the expiration or termination of any waiting period applicable to the transactions contemplated by the Stock Purchase Agreement under the HSR Act; (iii) the truth and accuracy at the Second Closing of the representations and warranties made by the parties in the Stock Purchase Agreement, subject to certain qualifications; (iv) the performance by the parties of their respective obligations under the Stock Purchase Agreement, subject to certain qualifications; and (v) other conditions, including those customary to transactions similar to those contemplated by the Stock Purchase Agreement.

     The Offer. Pursuant to the terms of the Stock Purchase Agreement, the Purchaser was required to commence the Offer no later than five business days after the date of the Agreement. The obligations of the Purchaser to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject only to the conditions set forth in Section 14 of the Offer to Purchase (the "Offer Conditions") (any of which may be waived in whole or in part by the Purchaser in its sole discretion). The Purchaser may increase the Offer Price and may make any other changes in the terms and conditions of the Offer; except that the Purchaser may not without the Company's prior written consent: (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) add to the Offer Conditions; (iv) except as provided in the next sentence, extend the Offer; or (v) change the form of consideration payable in the Offer. The Purchaser may, without the consent of the Company, (i) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted under clause
(i) or (ii) of this sentence, in each case subject to the right of the Purchaser or the Company to terminate the Stock Purchase Agreement pursuant to the terms thereof. The Purchaser is not obligated to keep the Offer open until the Shareholders Meeting occurs. If the parties' obligations to close the sale of the Second Funding Shares are terminated as discussed below, the Purchaser may elect, in its sole discretion, to continue to conduct the Offer.

     Subject to the Offer Conditions, the Purchaser is required to accept for payment, purchase, and pay for, in accordance with the terms of the Offer, up to 1,600,000 Shares validly tendered and not properly withdrawn pursuant to the Offer at the earliest time following expiration of the Offer that all conditions to the Offer and its consummation have been satisfied or waived by the Purchaser. The Offer Conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such
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condition (including without limitation, any action or inaction by the
Purchaser) or may be waived by the Purchaser, in whole or in part at any time and from time to time, in the Purchaser's sole discretion.

     Pursuant to the Stock Purchase Agreement, the Company has agreed that it will file with the Commission and mail to its shareholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors that the Company's shareholders accept the Offer and tender their shares in the Offer.

     The Shareholders Meeting. The Stock Purchase Agreement requires the Company to call and hold, as soon as practicable, the Shareholders Meeting for the purpose of voting on the approval of the sale of the Second Funding Shares and the adoption and approval of the Stock Purchase Agreement and the Articles of Amendment to the Company's Amended and Restated Articles of Amendment described in further detail below. The Company has agreed that the proxy materials for the Shareholders Meeting will contain the recommendation of the Board of Directors that the shareholders approve the sale of the Second Funding Shares and will state that the Board recommends the Offer.

     Amendment to Articles of Incorporation. The Company's Board of Directors has approved an amendment to the Amended and Restated Articles of Incorporation of the Company, pursuant to which the number of authorized shares of capital stock of the Company shall be increased from twenty-five million (25,000,000) to forty million (40,000,000) as embodied in the Articles of Amendment attached as an exhibit to the Stock Purchase Agreement (the "Articles of Amendment"). The Company's Board of Directors has resolved to recommend the approval of the Articles of Amendment by the shareholders and has directed that such Articles of Amendment be submitted to the shareholders for their approval at the Shareholders Meeting. At the Second Closing, the Company shall file the Articles of Amendment with the Secretary of State of the State of Texas if such Articles of Amendment have been approved by the shareholders at the Shareholders Meeting, in accordance with the Company's governing instruments and applicable law.

     Representations and Warranties. The Stock Purchase Agreement contains various customary representations and warranties of the parties, including representations by the Company as to the Company's organization and qualification, capital structure, authority to enter into the Stock Purchase Agreement and to consummate the transactions contemplated thereby, required consents and approvals, filings made by the Company with the Commission (including financial statements included in the documents filed by the Company with the Commission), absence of material adverse changes, absence of litigation, employee benefit plans, environmental laws and regulations, intellectual property, tax matters and the inapplicability of certain state takeover statutes.

     The Purchaser has also made customary representations and warranties to the Company, including, but not limited to, representations and warranties as to organization, authority to enter into the Stock Purchase Agreement and to consummate the transactions contemplated thereby, required consents and approvals and financing.

     Conduct of Business of the Company. The Stock Purchase Agreement provides that until the Second Closing, the business of the Company and each of its subsidiaries will be conducted in the ordinary and usual course of business. Accordingly, without the Purchaser's approval, neither the Company nor any of its subsidiaries may, prior to the Second Closing, engage or agree to engage in an enumerated list of actions generally characterized as being outside the ordinary and usual course of business. Such actions requiring the Purchaser's approval include, among other things (but subject to certain exceptions stated in the Stock Purchase Agreement): (i) issuing equity securities other than under specified circumstances; (ii) making any new grants or awards under any employee benefit plans; (iii) compromising any claims or litigation, or entering into any agreements for indebtedness or other agreements; or (iv) making new commitments for capital expenditures in excess of specified levels.

     Other Potential Bidders and Transactions. Pursuant to the terms of the Stock Purchase Agreement, the Company may not, and the Company is required to use its best efforts to not permit any of its subsidiaries and their respective directors, officers, employees, attorneys, financial advisors, agents or other representatives to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any

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bona fide proposal or offer (other than a proposal or offer by the Purchaser or any of the Purchaser's affiliates), or any expression of interest relating to any actual or potential merger, consolidation or other business combination involving the Company or any of its subsidiaries or any acquisition in any manner (including, without limitation, by tender or exchange offer) of a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries (individually, a "Takeover Proposal" and collectively the "Takeover Proposals").

     Notwithstanding the foregoing, the Stock Purchase Agreement permits the Company to engage in discussions or negotiations with, and furnish information to, any person that makes a written Takeover Proposal in respect of which the Board of Directors of the Company concludes in good faith if consummated would constitute a Superior Proposal (as defined herein), but only if the Board of Directors of the Company concludes in good faith on the basis of the advice of its outside counsel that the failure to take such action would be inconsistent with the fiduciary obligations of the Board under applicable law. A "Superior Proposal" is defined as a Takeover Proposal, on terms which a majority of the members of the Board of Directors of the Company determines in good faith, and based on the advice of outside counsel, to be more favorable to the Company and its shareholders than the transactions contemplated by the Stock Purchase Agreement and any revised transaction proposed by the Purchaser in response to a Superior Proposal being made. The Purchaser has the right to be notified of the material terms of any Takeover Proposal, including the identity of the person making such Takeover Proposal, as soon as practicable but no later than the date on which such Takeover Proposal is presented to the Board of Directors. If the Company's Board of Directors determines in good faith that a Takeover Proposal constitutes a Superior Proposal, the Company may not terminate the Stock Purchase Agreement until a period of at least five business days has elapsed after delivery to the Purchaser of such determination by the Board of Directors, during which time the Company is required to provide the Purchaser a reasonable opportunity to propose a modification of the terms and conditions of the Stock Purchase Agreement so that a business combination between the Company and the Purchaser may be effected. If, after such period, the Company's Board of Directors continues to believe in good faith that such Takeover Proposal constitutes a Superior Proposal and simultaneously therewith or not later than 90 business days thereafter the Company enters into a definitive acquisition, merger or similar agreement to effect such Superior Proposal, then the Company may terminate the Stock Purchase Agreement, in which event the Company would be required to pay Purchaser $1 million in cash (the "Termination Fee").

     The Purchaser has the right to terminate the Stock Purchase Agreement in the event, among other things the Board of the Directors of the Company shall have recommended to the shareholders any Takeover Proposal (other than by the Purchaser or any of Purchaser's affiliates) or shall have resolved to do so, in which event, upon the acceptance of any such proposal, the Company would be required to pay the Termination Fee.

     Termination. The Stock Purchase Agreement may be terminated upon the mutual written consent of the Company and the Purchaser, or by either the Company or the Purchaser if: (i) there has been a breach by the other party of any representation or warranty made as of the date of the Stock Purchase Agreement that is not qualified by reference to a Material Adverse Effect (as defined below), the effect of which has a Company Material Adverse Effect or a Buyer Material Adverse Effect, as the case may be; (ii) there has been a breach by the other party of any representation or warranty made as of the date of the Stock Purchase Agreement that is qualified by reference to a Material Adverse Effect, in each case, which breach has not been cured (if capable of being cured) within 15 business days after receipt by the breaching party of written notice of the breach; (iii) as a result of the failure of any of the Offer Conditions, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer; (iv) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to July 1, 1999; provided, however, that with respect to Subsections (iii) and (iv) hereof, the right to terminate the Stock Purchase Agreement shall not be available to any party whose failure to perform any of its obligations under the Stock Purchase Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of a representation or warranty under the Stock Purchase Agreement by such party; (v) the Second Closing and the consummation of the Offer have not been effected on or prior to the close of business on July 1, 1999, whether such date is before or after the date of approval of the Company's shareholders; provided, however, that the right to terminate the Stock

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Purchase Agreement pursuant to this part (v) of this paragraph shall not be available to any party whose failure to fulfill any obligation of the Stock Purchase Agreement has been the cause of, or resulted in, the failure of the Second Closing to have occurred on or prior to such date; (vi) any court or other government or an agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state, or local, domestic or foreign (a "Governmental Entity"), having jurisdiction over a party to the Stock Purchase Agreement shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Stock Purchase Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or (vii) 10 business days elapse after all the conditions to the Company's and the Purchaser's obligations to close the sale of the Second Funding Shares shall have been satisfied or waived and the Second Closing shall not have occurred through no fault of the terminating party.

     The Company may terminate the Stock Purchase Agreement if: (i) the Purchaser shall have failed to comply in any material respect with any of its respective covenants or agreements contained in the Stock Purchase Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within 15 business days after written notice of such failure; (ii) the Company's shareholders shall not approve the Stock Purchase Agreement and the transactions contemplated thereby at a duly called and noticed special shareholders meeting at which a quorum is present in person or by proxy, or any adjournment thereof prior to June 21, 1999; or (iii) the Board of Directors of the Company shall determine in good faith that a Takeover Proposal constitutes a Superior Proposal; provided, however, that the Company may not terminate the Stock Purchase Agreement pursuant to part (iii) of this paragraph, unless (A) five business days shall have elapsed after delivery to the Purchaser of a written notice of such determination by such Board of Directors and at all reasonable times during such five business-day period the Company shall have provided the Purchaser a reasonable opportunity, to propose a modification of the terms and conditions of the Stock Purchase Agreement so that a business combination between the Company and the Purchaser may be effected, and (B) at the end of such five business-day period such Board of Directors shall continue to believe in good faith that such Takeover Proposal constitutes a Superior Proposal and simultaneously therewith or not later than 90 business days thereafter the Company shall enter into a definitive acquisition, merger or similar agreement to effect such Superior Proposal.

     The Purchaser may terminate the Stock Purchase Agreement if: (i) the Company shall have failed to comply in any material respect with any of its covenants or agreements contained in the Stock Purchase Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within 15 business days after written notice of such failure;
(ii) the Company shall not have duly called and noticed a shareholders meeting to be held no later than June 4, 1999 (subject to adjournment) within the notice period required by the Company's governing instruments and applicable law; (iii) the shareholders shall not approve the Stock Purchase Agreement and the transactions contemplated by the Stock Purchase Agreement at a duly called and noticed special shareholders meeting at which a quorum is present in person or by proxy, or any adjournment thereof prior to June 21, 1999; (iv) the Board of Directors of the Company shall not have recommended the Stock Purchase Agreement and the transactions contemplated thereby to the Company's shareholders as contemplated by the Stock Purchase Agreement, or shall have resolved not to make such recommendations, or shall have modified in a manner adverse to the Purchaser or rescinded its recommendations to the shareholders, or shall have modified or rescinded its approval of the Stock Purchase Agreement or the transactions contemplated thereby, or shall have resolved to do any of the foregoing; (v) the Board of Directors of the Company shall have recommended to the shareholders any Takeover Proposal (other than by the Purchaser or any of its affiliates) or shall have resolved to do so; (vi) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its shareholders within the 10 business day period (or such shorter period) required by Section 14e-2 of the Exchange Act (the taking of no position by the expiration of such ten business day period (or such shorter period) with respect to the acceptance of such tender offer or exchange offer by its shareholders constituting such a failure); or (vii) the Company or any of its subsidiaries, without having received prior written consent from the Purchaser, shall have entered into, authorized, recommended, proposed, or publicly announced its intention to enter into, authorize, recommend or propose to its
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shareholders an agreement, arrangement, understanding or letter of intent with any person (other than the Purchaser or any of its affiliates) to (A) effect a merger or consolidation or similar transaction involving the Company or any of its subsidiaries, (B) purchase, lease, or otherwise acquire all or a substantial portion of the assets of the Company or any of its subsidiaries, or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or similar transaction) beneficial ownership of securities representing twenty percent (20%) or more of the voting power of the Company (in each case other than any such merger, consolidation, purchase, lease or other transaction involving only the Company and one or more of its subsidiaries or involving only any two or more of its subsidiaries).

     "Material Adverse Effect" as defined in the Stock Purchase Agreement means, when used in connection with the Company or the Purchaser, any change or effect that: (i) has had, or is reasonably likely to have a materially adverse impact on the business, operations, or results of operations, assets or condition (financial or otherwise) of such party or any of its subsidiaries; or (ii) substantially impairs or delays the consummation of the transactions contemplated by the Stock Purchase Agreement, but, in either such event, shall not include (A) any change or effect that results from conditions, events or circumstances generally affecting the industries in which the Company or the Purchaser operate or the economy in general, (B) any action or change specifically permitted or required by the provisions of the Stock Purchase Agreement, or (C) the transactions contemplated by this Agreement or the announcement hereof, provided, however, a Material Adverse Effect will be deemed to include the circumstances set forth in (i) or (ii) above if those circumstances are caused by any suit, action, cause or proceeding brought by any third party seeking injunctive relief, damages, or any other relief concerning the transactions contemplated by the Stock Purchase Agreement.

     Transaction Expenses. Pursuant to the terms of the Stock Purchase Agreement, except for the Termination Fee which shall be borne by the Company, all costs and expenses incurred in connection with the Stock Purchase Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses; provided, however, that: (i) all expenses incurred in connection with the filing fees and printing and mailing costs of the Schedule 14D-1 and the other documents required to be filed with the Commission in connection with the Stock Purchase Agreement, including the Offer, are to be shared equally be the Purchaser and the Company, and (ii) all filing fees and other costs incurred by any of the parties in connection with the HSR Act are to be borne by the Company.

  The Side Letter Agreements

     The following is a summary of the material terms of the Side Letter Agreements between the Purchaser and each of the Management Shareholders. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of the form of which has been filed with the Commission as Exhibit 3 to this Statement.

     Under the Side Letter Agreements, each of the Management Shareholders agrees, if the Minimum Tender Condition is not met as of the initial scheduled expiration date of the Offer, to tender such number of the Management Shareholder's Shares pursuant to the terms of the Offer, except where such sales in response to the Offer might result in liability under Section 16(b) of the Exchange Act, so that the number of shares tendered by such Management Shareholder and all other shareholders of the Company shall meet the Minimum Tender Condition. Each Management Shareholder may tender up to the full amount of such person's Shares in the Offer, even if the Minimum Condition is otherwise met, subject to the pro rata reduction as described in Section 1 of the Offer to Purchase. Because the Management Shareholders collectively own more than 1,600,000 shares, the tender by the Management Shareholders of all their Shares will cause the Minimum Tender Condition to be satisfied. Each of the Management Shareholders further agrees that he shall not, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information), entertain or consider any Takeover Proposal from any person other than the Purchaser or engage in or continue discussions or negotiations relating to any Takeover Proposal, except that such Management Shareholder shall not be restricted from acting in his capacity as a director in responding to a Takeover Proposal as permitted in the Stock Purchase Agreement.
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     The Management Shareholders are M. D. Davis, Rust Capital, Ltd., a limited partnership controlled by Jack R. Crosby, Douglas A. Smith, Joseph N. Matlock and Barry B. Conrad.

  The Shareholders' and Voting Agreement

     The following is a summary of the material terms of the Shareholders' and Voting Agreement by and among the Company, the Purchaser and the Management Shareholders. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 4 to this Statement.

     Voting Agreement. Under the Shareholders' Agreement, which is conditioned and effective upon the Second Closing, the Management Shareholders shall have the right to nominate two of the total number of directors of the Company and the Purchaser shall have the right to nominate the remaining number of directors. The initial nominees of the Management Shareholders under the Shareholders' Agreement are Joseph N. Matlock and M. D. Davis and the initial nominees of the Purchaser under the Shareholders' Agreement are E. Thomas Martin, Robert L. Burke, Joseph S. Whitaker and John McSorley. The parties to the Shareholders' Agreement are required to vote the number of Shares they own for the election of the individuals nominated by the Purchaser and the Management Shareholders in accordance with the Shareholders' Agreement.

     In connection with the Shareholders' Agreement, each of the Management Shareholders has executed an irrevocable proxy appointing the Purchaser as proxy and authorizing the Purchaser to vote such Management Shareholder's Shares for the election of the directors to the Board of Directors in accordance with the Shareholders' Agreement. Such irrevocable proxies further designate the Purchaser as a proxy for each Management Shareholder with respect to all other matters of the Company subject to a vote of the Company's shareholders; provided, however, that each Management Shareholder has retained the right to vote his Shares with respect to matters concerning (i) a dissolution of the Company, or (ii) the sale of all or substantially all of the assets of the Company which requires a vote of shareholders under applicable law, the issuance by the Company of Common Stock in such amount that the rules of the exchange on which the Company's stock is listed requires shareholder approval, or a merger of the Company with another entity which requires a vote of shareholders under applicable law. The irrevocable proxies are conditioned upon and are to become effective upon the Second Closing.

     Right of First Refusal. Pursuant to the terms of the Shareholders' Agreement, effective as of April 15, 1999, the Purchaser has a right of first refusal with respect to the sale, transfer or other disposition (a "Transfer") of Shares owned by each of the Management Shareholders. If a Management Shareholder wishes to Transfer Shares other than in a transaction effected on the Nasdaq Stock Market or any stock exchange or over-the-counter trading system on which the Shares are traded (a "Public Transfer"), the Purchaser will have an option for five business days after receiving notice of the proposed Transfer and the terms thereof (a "Seller Notice") to purchase the Shares at the same price and on the same terms as specified in the Seller Notice. If the Purchaser does not exercise its option with respect to one hundred percent (100%) of the Shares specified in the Seller Notice (or less than 100% if permitted under the terms of the Seller Notice), then the Management Shareholder may transfer such Shares (or remaining Shares in the event the Purchaser exercises its option to purchase less than 100% of the Shares as permitted in the Seller Notice) free of the right of first refusal and voting agreement on the terms specified in the Seller Notice (or at a higher price with no material change in the other terms), provided such Transfer is consummated within 180 days of the date of the Seller Notice.

     If a Management Shareholder wishes to make a Public Transfer of Shares, the Purchaser will have an option to purchase such Shares on the same terms specified in the Public Transfer Notice (defined below) for three business days after receiving notice of such proposed transfer, which notice shall contain the maximum number of Shares the Management Shareholder intends to sell during the following 60 days, and the minimum price at such Shares may be sold (the "Public Transfer Notice"). If the Purchaser does not purchase 100% of the Shares subject to the Public Transfer Notice, the Management Shareholder may sell the balance of the Shares specified in the Public Transfer Notice at a price not less than the price specified in the Public Transfer Notice free of the right of first refusal and voting agreement, provided than any such Shares not Transferred within 60 days of the date of the Public Seller Notice shall again be subject to the Purchaser's right of first refusal under the Shareholders' Agreement.

     Notwithstanding the foregoing, under the Shareholders' Agreement, each Management Shareholder may pledge Shares held by it as collateral for indebtedness provided that the pledgee party agrees to be bound by all of the terms and conditions of the Purchaser's rights of first refusal under the Shareholders' Agreement. In addition, pursuant to the terms of the Shareholders' Agreement, the Purchaser grants to the Management Shareholders a right of participation with respect to future sales by the Purchaser of Shares where such sales occur in any one transaction or series of related transactions in which more than 40% of the total number of Shares standing in the Purchaser's name as of the date of the Second Closing are Transferred.

     The Shareholders' Agreement and the irrevocable proxies executed in connection therewith will be terminated upon the earlier of: (i) the termination of the Stock Purchase Agreement in the event the Second Closing does not occur;
(ii) the fifth anniversary of the date of the Second Closing; (iii) the written consent of the Company, the Purchaser and a majority in interest of the Management Shareholders; or (iv) the dissolution of the Company.

  The Registration Rights Agreement

     The following is a summary of the material terms of the Registration Rights Agreement by and among the Company, the Purchaser and the Management Shareholders. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 5 to this Statement.

     The Registration Rights Agreement was entered into concurrently with the Stock Purchase Agreement. The Registration Rights Agreement provides, among other things, that the Purchaser (and certain of its transferees) has the right by written notice (a "Demand Notice") to require the company to file a Registration Statement under the Securities Act where such Demand Notice covers the registration of at least 250,000 shares purchased by the Purchaser from the Company under the Stock Purchase Agreement; provided, however, this right may not be exercised on more than two occasions.

     Pursuant to the Registration Rights Agreement, if the Company proposes to register any of its securities under the Securities Act (other than a registration on Form S-4 or Form S-8, or any other form not available for registering the Registrable Securities (as defined herein) for sale to the public) and the registration form may be used for the registration of the Registrable Securities (a "Piggyback Registration"), then the Company is required to give prompt notice to the Purchaser and the Management Shareholders of its intention to effect such a registration and include in such registration all Registrable Securities which the Purchaser and the Management Shareholders request to be included in such registration by written notice to the Company. Notwithstanding the foregoing, if in a Piggyback Registration the underwriter advises the Company that the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offer within a price range acceptable to the Company, then the Company will include in such registration: (i) if an offering of equity securities by the Company, first, the securities to be sold by the Company, second, the MVII Shares (defined below), third, the DSI Group Shares (defined below), and fourth, other securities requested to be included in such registration; and (ii) if an offering of equity securities by holders of the Company's securities, first, the securities requested to be included therein by the holders requesting such registration, second, the MVII Shares, and third, the DSI Group Shares.

     For purposes of the Registration Rights Agreement the term "Registrable Securities" means: (i) the Initial Funding Shares and the Second Funding Shares, together with any shares of Common Stock issued or issuable with respect to such shares by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (the "MVII Shares"), and (ii) only with respect to a Piggyback Registration, shares of Common Stock over which a Management

Shareholder has dispositive power as of the date of the Registration Rights Agreement, together with any shares of Common Stock issued or issuable with respect to such shares by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (the "DSI Group Shares").

     The rights of the parties under the Registration Rights Agreement may not be transferred, except that the rights of the Purchaser under such agreement may be transferred at any time without the consent of the Company to any person acquiring at least 250,000 of the Registrable Securities from the Purchaser or any of its affiliates. The Registration Rights Agreement provides that expenses relating to the registration of shares (other than underwriting expenses relating to Registrable Securities and the selling shareholder's legal expenses) will be paid by the Company. The Registration Rights Agreement otherwise contains terms that are customary to registration rights agreements of its type, including, but not limited to, rights of indemnification and contribution.

  The Consulting Agreement

     The following is a summary of the material terms of the form of Consulting Agreement to be entered into between the Company and M.D. Davis ("Davis") prior to the Second Closing. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of the form of which has been filed with the Commission as an exhibit to Exhibit 2 to this Statement.

     As a condition to the Purchaser's obligation to purchase the Second Funding Shares, the Company and Davis will enter into the Consulting Agreement which shall be effective as of the date of the Second Closing, pursuant to which Davis shall cease to be an employee and officer of the Company and shall provide consulting services to the Company for a period ending on the third annual anniversary of the date of the Second Closing. As compensation for his services under the Consulting Agreement, Davis shall be entitled to compensation in the amount of $450,000, payable in equal monthly installments of $12,500. Davis shall be entitled to such compensation irrespective of a termination of the Consulting Agreement, unless such termination is by Davis for reasons other than a breach by the Company of its obligations under the Consulting Agreement. The Consulting Agreement contains a non-disclosure covenant similar to the non-disclosure covenant contained in Davis' expired employment agreement with the Company, a copy of which is filed as a part of the Company's Registration Statement on Form S-1 filed with the Commission on May 29, 1997.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors of the Company (the "Board") has approved the Stock Purchase Agreement and the transactions contemplated thereby (the "Transactions") and the Offer and deemed them to be advisable, and has determined that the Offer and the Transactions are fair to and in the best interests of the Company's shareholders, and recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the execution of the Stock Purchase Agreement are filed herewith as Exhibits 6 and 7, respectively, and are incorporated herein by reference.

     (b) Background of the Transaction.

     From time to time the Company has been approached regarding a strategic transaction involving the acquisition of a substantial interest in the Company or the entire Company. In early 1999, the Company engaged in various discussions regarding such a transaction with a third party and provided the third party with some preliminary information about the Company. However, the Company and the third party were never able to agree on the material terms of a potential transaction and the Company ended the discussions.

     While these discussions were ongoing, on January 19, 1999, a meeting was arranged among representatives of the Company, Mr. Martin and Mr. Petito. The meeting was held at the Dallas, Texas showroom of the Company and was attended by Mr. Martin, Mr. Petito, Mr. Joseph Whitaker (a consultant to Mr. Martin),

Mr. M. D. Davis (the Chairman of the Board of the Company), and Mr. Russell Denson (the then Chief Financial Officer of the Company). At the meeting, Mr. Martin and Mr. Whitaker reviewed the Company's 1999 product lines, discussed the Company's financial condition with Messrs. Davis and Denson, and expressed an interest in acquiring a controlling interest in the Company. Mr. Davis indicated the Company's interest in discussing the merits of a possible acquisition by Mr. Martin and indicated a general willingness to explore the possibilities of an acquisition in more detail.

     During late January 1999, Mr. Petito and Mr. Martin held numerous phone discussions with Messrs. Davis and Denson regarding the possible acquisition of a controlling interest in the Company by Mr. Martin.

     On February 1, 1999, a meeting was held in Houston, Texas between Mr. Martin, Mr. Petito, Mr. Davis and Mr. J. Todd Mirolla, counsel for Mr. Martin. During this meeting, Mr. Martin and Mr. Davis discussed various possibilities for the structure of a proposed transaction. Mr. Martin presented a term sheet to Mr. Davis outlining a proposed merger between the Company and a new corporation to be formed by Mr. Martin. The parties also discussed the basis for Mr. Martin's proposed transaction terms.

     During early February 1999, numerous conversations were held between Messrs. Martin, Petito and Davis regarding the value of the Company and the Company's response to the term sheet presented by Mr. Martin at the meeting on February 1, 1999. Throughout this time, Mr. Davis called the Board and kept them advised of the progress of the discussions. As a result of these conversations, on February 14, 1999, Mr. Martin presented a revised offer to the Company. This offer abandoned the concept of a merger and proposed a direct acquisition of 2 million shares of Common Stock for $5 million, along with the acquisition of 1.6 million shares of the Company's issued and outstanding Common Stock pursuant to a tender offer at $4.38 per share. The revised offer contemplated a voting trust agreement between Mr. Martin and existing members of the Board of Directors of the Company and a no-shop agreement.

     On February 17, 1999, a meeting was held in Austin, Texas between representatives of Mr. Martin and the Board of Directors of the Company. In attendance at this meeting were Mr. Martin, Mr. Petito, Mr. Mirolla, Mr. Davis, Mr. Douglas A. Smith, Mr. Joseph N. Matlock, Mr. Jack R. Crosby, Mr. Barry B. Conrad and Mr. Michael Bengtson, counsel for the Company. During the meeting, Mr. Martin and the Company exchanged proposals regarding the amount of investment that would be made by Mr. Martin and certain terms of the investment. Throughout these discussions, Mr. Martin indicated that he would require a super-majority representation on the Board of Directors of the Company, and that his acquisition of a significant number of shares of Common Stock would require that the proceeds from the acquisition of stock from the Company remain in the Company to reduce debt and provide the Company with capital for future operations and acquisitions. Mr. Martin also indicated that an express condition of his willingness to move forward in negotiations would be the execution of a no-shop agreement by the Company and each of the individual members of the Company Board of Directors. The members of the Board of Directors of the Company indicated their willingness to execute no-shop agreements, provided that such agreements were subject to fiduciary outs, and to commit to tender a portion of their Shares (and with respect to Jack R. Crosby, Shares held by a limited partnership over which he has control) in connection with any tender offer proposed by Mr. Martin. After Mr. Martin and his group left the meeting, the Board discussed various alternatives, including continuing as a stand alone company and the indications of interest expressed by the other party in late 1998 and early 1999. The Board authorized management of the Company to continue to engage in discussions with Mr. Martin and his group to determine whether to negotiate a transaction with Mr. Martin and his group.

     On or about February 26, 1999, the Company, the individual members of the Board of Directors of the Company and Mr. Martin executed no-shop agreements containing fiduciary outs and agreed to proceed with negotiations based upon an agreed upon but non-binding term sheet. The terms of the offer involved the acquisition by Mr. Martin or an entity to be formed by Mr. Martin of 2 million shares of Common Stock from the Company for an aggregate purchase price of $5 million, as well as a tender offer by Mr. Martin for 1.6 million shares of Common Stock, based upon a tender price of $4.38 per share. Mr. Martin and the Company, together with their representatives (including legal counsel) proceeded to negotiate the definitive terms of the Stock Purchase Agreement. During this process, Mr. Martin and his representatives conducted due diligence on the Company and its assets.

     On or around March 1, 1999, the Company received an unsolicited offer from a different third party. The Board of Directors met several times by telephone to discuss this new offer and the Purchaser's proposal. Mr. Davis summarized for the Board developments since the February 17 meeting. Mr. Bengtson reviewed with the Board their fiduciary responsibilities. The Board then discussed the status of the negotiations and how to proceed. As part of the discussions, Mr. Davis contacted the new party's financial advisor to obtain a better understanding of the offer and due diligence and other requirements.

     The Board discussed both proposals, including the conditions attached to each, including that the proposed no shop agreement with the Purchaser allowed the Board the right to terminate the exclusivity right if it determined it was required to do so in the exercise of its fiduciary duties. After discussing the offer, the Board directed the Company to inform the third party that it was not interested in pursuing further discussion with that third party.

     On March 16, 1999, a meeting was held in Dallas, Texas, between representatives of Mr. Martin and representatives of the Company. In attendance were Mr. Martin, Mr. Mirolla, Mr. Gregg Cannady (counsel for Mr. Martin), Ms. Roshan Selod (counsel for Mr. Martin), Mr. Geoff King, CPA (Mr. Martin's certified public accountant), Mr. Davis, Mr. Bengtson, Mr. Mark Gunnin (counsel for the Company) and Mr. Barry Conrad. Following extensive negotiations, the parties agreed on revised terms and conditions for Mr. Martin's acquisition of between 2,358,491 and 2,498,491 shares, depending upon whether certain conditions are met, from the Company for an aggregate purchase price of $5 million and for the tender offer by Mr. Martin for 1.6 million shares of Common Stock, based upon a tender price of $4.38 per share. In addition, the parties negotiated certain terms of the Stock Purchase Agreement.

     On April 9, 1999, the Company's Board of Directors held a telephonic meeting at which Mr. Bengtson and Mr. Gunnin summarized for the Board the activities that had occurred since the last meeting, and then reviewed with the Board the terms of the Transactions with the Purchaser. Mr. D. B. H. Chaffe and Ms. Gay Le Breton, both with Chaffe & Associates, Inc., which was retained to provide financial services to the Company, then reviewed with the Board its financial analysis of the sale by the Company of its shares to the Purchaser for an average price of $2.00 per share, assuming that the Company sells the maximum number of shares of Common Stock under the Stock Purchase Agreement, and orally delivered its opinion, subsequently confirmed in writing, that the sale by the Company of its shares to the Purchaser for an average price of $2.00 per share as part of the Transactions was fair to the shareholders of the Company. The Board then discussed the Transactions. Following and based upon such discussion, the Board unanimously (i) determined that the Stock Purchase Agreement and the terms of the Offer and the Transactions were in the best interests of the Company and the Company's shareholders, (ii) approved and adopted the Stock Purchase Agreement and the Transactions, including the Offer, and deemed them to be advisable and (iii) resolved to recommend that the shareholders of the Company accept the Offer, tender their Shares thereunder to Purchaser and approve and adopt the Stock Purchase Agreement and the Transactions.

     On April 15, 1999, the Company, the Purchaser, and the Management Shareholders executed and delivered the transaction agreements, including the Stock Purchase Agreement, the Shareholders' Agreement, the Registration Rights Agreement, and the Side Letter Agreements. At that time the Purchaser acquired 566,038 shares of Common Stock from the Company for an aggregate purchase price of $1.2 million. Also, on April 15, 1999, the Company and the Purchaser issued a joint press release announcing the transaction. The Management Shareholders are:
M. D. Davis, Rust Capital, Ltd., a Texas limited partnership controlled by Jack
R. Crosby, Douglas A. Smith, Joseph N. Matlock, and Barry B. Conrad.

  Reasons for the Board's Conclusions.

     In approving the Stock Purchase Agreement and the Transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

          (i) The Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives in current industry and market conditions, the nature of the markets in which the Company operates, the Company's position in such markets, and the historical and current market prices for the Shares.

          (ii) The terms of the Stock Purchase Agreement, including (A) the proposed structure of the Offer and the Transactions involving a cash tender offer and (B) the fact that financing is not a condition to the Offer and the Transactions.

          (iii) That the average per Share price contemplated by the Stock Purchase Agreement, at $2.93, represented a premium of at least 30.2% to the closing price of the Shares immediately prior to the April 9, 1999 decision of the Board of Directors regarding the Stock Purchase Agreement.

          (iv) The process engaged in by the Company's management, which included discussions with another potential acquiror, as a result of which the Board had what it believed to be an accurate sense of the values that could be achieved in a third party transaction.

          (v) The presentation of Mr. Chaffe and Ms. Le Breton at the April 9, 1999 Board meeting and the opinion of Chaffe & Associates, Inc. to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review set forth therein, the sale by the Company of its shares to the Purchaser for an average price of $2.00 per share is fair to the shareholders of the Company from a financial point of view. The full text of the written opinion of Chaffe & Associates, Inc. dated April 8, 1999, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Exhibit 8 and is incorporated herein by reference. The opinion of Chaffe & Associates, Inc. referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. All shareholders are urged to, and should, read the opinion of Chaffe & Associates, Inc. carefully in its entirety.

          (vi) That the Stock Purchase Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an Acquisition Proposal that constitutes a Superior Proposal, if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law, and the Stock Purchase Agreement permits the Company's Board to terminate the Stock Purchase Agreement in certain circumstances in the exercise of its fiduciary duties.

          (vii) The termination provisions of the Stock Purchase Agreement, which under certain circumstances could obligate the Company to pay a termination fee of $1 million to the Purchaser, and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer.

          (viii) The likelihood that the Transactions would be consummated, including the conditions to the Offer and the closing under the Stock Purchase Agreement.

          (ix) A consideration of alternatives to the sale of the Company, including without limitation continuing to operate the Company as a public company and not engaging in any extraordinary transaction.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that shareholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Chaffe & Associates, Inc. ("Chaffe") to render financial advisory services to the Company with respect to the transaction, contemplated by the Stock Purchase Agreement. Pursuant to an engagement letter, dated February 26, 1999, the Company agreed to pay Chaffe $15,000 to render an opinion as to the fairness, from a financial point of view to the Board of Directors of the Company, of the proposed transaction involving the purchase by an investor of newly-issued shares of Common Stock and the related Offer (collectively, the "Transaction"). A copy of the opinion delivered by Chaffe is set forth as Exhibit 8 hereto and is incorporated herein by reference. The Company also has agreed to reimburse Chaffe's reasonable out-of-pocket expenses including the fees and expenses of Chaffe's counsel, and indemnify and defend Chaffe and certain related persons against certain liabilities in connection with the engagement.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer, Stock Purchase Agreement, or the transactions contemplated thereby.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Simultaneously with the execution of the Stock Purchase Agreement, the Purchaser acquired from the Company 566,038 shares for a cash purchase price of $1.2 million. No other transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company.

     (b) To the best of the Company's knowledge, each Management Shareholder of the Company currently intends to tender all Shares to the Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) No negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Article 13 of the Texas Business Corporation Act

     A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar
v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. However, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside of the state of enactment.

     The Company is incorporated under the laws of the State of Texas. In general, Article 13.03 of the TBCA prevents an "issuing public corporation" (generally, a domestic corporation that has any class of voting shares registered under the Exchange Act) from, directly or indirectly, entering into or engaging in any "business combination" (defined to include the issuance or transfer in one transaction or series of transactions, shares of the issuing public corporation) with an "affiliated shareholder" (generally, a person who beneficially owns 20% or more of the then outstanding voting shares of the issuing public corporation) for a period of three years following the date such person first became an affiliated shareholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the purchase or acquisition which resulted in the shareholder becoming an affiliated shareholder.

     Upon consummation of the sale of the Second Funding Shares and the Offer, the Purchaser will become an affiliated shareholder within the meaning of
Article 13.03 of the TBCA pursuant to the Stock Purchase Agreement. The Board of Directors of the Company approved the Stock Purchase Agreement and the transactions contemplated thereby on April 9, 1999, and, as a result, has approved the purchase or acquisition of shares by the Purchaser prior to the time the Purchaser will become an affiliated shareholder under Article 13.03 of the TBCA. Accordingly, Article 13.03 is inapplicable to the Offer, and the Common Stock Acquisitions.

     Neither the Company nor the Purchaser has determined whether any other state takeover laws and regulations will by their terms apply to the Offer or the Common Stock Acquisitions, and, except as set forth above, neither the Company nor the Purchaser has presently sought to comply with any other state takeover statute or regulation. The Company and the Purchaser reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Common Stock Acquisitions, and neither anything in this Offer nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Common Stock Acquisitions and an appropriate court does not determine that such statue is inapplicable or invalid as applied to the Offer, the Company or the Purchaser might be required to file certain information with, or to receive approval from the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1*        -- Certain contracts, agreements, arrangements or
                            understandings between the Company or its affiliates and
                            certain of its directors and executive officers.
       Exhibit 2         -- Stock Purchase and Sale Agreement dated April 15, 1999, between the Company and the Purchaser.
       Exhibit 3         -- Form of Side Letter Agreement dated April 15, 1999,
                            between the Purchaser and certain management shareholders
                            and a limited partnership controlled by a management
                            shareholder.
       Exhibit 4         -- Shareholders' and Voting Agreement dated April 15, 1999, among the Purchaser, the Company and certain management
                            shareholders and a limited partnership controlled by a
                            management shareholder.
       Exhibit 5         -- Registration Rights Agreement dated April 15, 1999, among the Company, the Purchaser, and certain management
                            shareholders and a limited partnership controlled by a
                            management shareholder.
       Exhibit 6*        -- Letter to Shareholders of the Company dated April 22,
                            1999.
       Exhibit 7         -- Press Release of the Company and the Purchaser dated
                            April 15, 1999.
       Exhibit 8*        -- Opinion of Chaffe & Associates, Inc.

---------------

 *  Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            DSI TOYS, INC.

                                            By:       /s/ M. D. DAVIS
                                              ----------------------------------
                                            Name: M. D. Davis
                                            Title:   Chairman and Chief
                                            Executive Officer

Dated: April 22, 1999

                               INDEX TO EXHIBITS

         NUMBER                                  DESCRIPTION
         ------                                  -----------
Exhibit 99.1*            -- Certain contracts, agreements, arrangements or
                            understandings between the Company or its affiliates and
                            certain of its directors and executive officers.
Exhibit 99.2             -- Stock Purchase and Sale Agreement dated April 15, 1999, between the Company and the Purchaser.
Exhibit 99.3             -- Form of Side Letter Agreement dated April 15, 1999,
                            between the Purchaser and certain management shareholders
                            and a limited partnership controlled by a management
                            shareholder.
Exhibit 99.4             -- Shareholders' and Voting Agreement dated April 15, 1999, among the Purchaser, the Company and certain management
                            shareholders and a limited partnership controlled by a
                            management shareholder.
Exhibit 99.5             -- Registration Rights Agreement dated April 15, 1999, among the Company, the Purchaser, and certain management
                            shareholders and a limited partnership controlled by a
                            management shareholder.
Exhibit 99.6*            -- Letter to Shareholders of the Company dated April 22,
                            1999.
Exhibit 99.7             -- Press Release of the Company and the Purchaser dated
                            April 15, 1999.
Exhibit 99.8*            -- Opinion of Chaffe & Associates, Inc.
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 *  Included in copies mailed to shareholders.